UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42952

Phaos Technology Holdings (Cayman) Limited

55 Ayer Rajah Crescent #05-05

Singapore 139949

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Phaos Technology Holdings (Cayman) Limited announces postponement of Extraordinary General Meeting

Phaos Technology Holdings (Cayman) Limited (“the Company”) today announced that its extraordinary general meeting of shareholders originally scheduled to be held on August 18, 2026 at 9:30 p.m. Singapore Time (August 18, 2026 at 9:30 a.m. Eastern Time) (the “Extraordinary General Meeting”) has been postponed and rescheduled for August 31 at at 9:30 p.m. Singapore Time (August 31, 2026 at 9:30 a.m. Eastern Time). The rescheduled Extraordinary General Meeting will be held virtually at https://edge.media-server.com/mmc/p/4cfk4utm.

The Company previously mailed to its shareholders a notice of the Extraordinary General Meeting, proxy statement and related voting materials dated [date] (collectively, the “Original Proxy Materials”). The Board of Directors determined to postpone the Extraordinary General Meeting to provide the Company with sufficient time to revise the language of certain proposals included in the Original Proxy Materials and to provide shareholders with adequate time to review and consider the revised proposal language before voting. The Extraordinary General Meeting has not been convened, and no business has been conducted.

The record date for determining the shareholders entitled to receive notice of and vote at the rescheduled Extraordinary General Meeting will remain July 8, 2026. Accordingly, only shareholders of record as of the close of business on July 8, 2026, will be entitled to vote at the rescheduled Extraordinary General Meeting.

The Company will mail revised meeting materials to all shareholders entitled to vote at the rescheduled Extraordinary General Meeting. The revised materials will include the date, time and location of the rescheduled Extraordinary General Meeting, the revised language of the affected proposals and an updated form of proxy. The revised materials will also be furnished to the U.S. Securities and Exchange Commission and made available on the Company’s website at ir@phaostech.com.

Shareholders are urged to read the revised meeting materials carefully and in their entirety when they become available because they will contain important information concerning the proposals to be considered and voted upon at the rescheduled Extraordinary General Meeting.

The revised meeting materials and updated form of proxy will supersede and replace the Original Proxy Materials and original form of proxy. Shareholders should disregard the original form of proxy and submit their voting instructions using the updated form of proxy included with the revised meeting materials. Any voting instructions previously submitted using the original form of proxy will not be counted at the rescheduled Extraordinary General Meeting.

Shareholders who have questions regarding the rescheduled Extraordinary General Meeting or the revised meeting materials may contact the Company at https://ir.phaostech.com/resources/information-request/.

On August 11, 2026, the Company issued a press release dated August 11, 2026, announcing a postponement of the EGM. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated August 11, 2026, titled “Phaos Technology Holdings (Cayman) Limited announces postponement of Extraordinary General Meeting 2026”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phaos Technology Holdings (Cayman) Limited

Date: August 11, 2026	By:	/s/ Gan Hong Loon
	Name:	Gan Hong Loon
	Title:	Chief Executive Officer and Executive Director